Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Earnings from continuing operations	$136	$228	$393	$378
Discontinued operations	—	(1)	—	(18)

Net earnings	136	227	393	360
Effect of dilutive securities	—	—	—	—

Net earnings – assuming dilution	$136	$227	$393	$360

Average common shares outstanding	425.3	421.1	424.2	420.9
Effect of dilutive securities
Restricted stock performance share plan	0.1	1.5	—	3.0
Stock options	—	—	—	—

Average common shares outstanding – assuming dilution	425.4	422.6	424.2	423.9

Earnings per common share from continuing operations	$0.32	$0.54	$0.93	$0.90
Discontinued operations	—	—	—	(0.04)

Net earnings per common share	$0.32	$0.54	$0.93	$0.86

Earnings per common share from continuing operations – assuming dilution	$0.32	$0.54	$0.93	$0.89
Discontinued operations	—	—	—	(0.04)

Net earnings per common share – assuming dilution	$0.32	$0.54	$0.93	$0.85

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.